UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2012

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.
Prosperity Plus Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Albany International Corp.
Prosperity Plus Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011	3
Notes to Financial Statements
December 2012 and 2011	4–10
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012	11–13
*	Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Albany, New York
June 28, 2013

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011

Assets
Investments, at fair value
Registered investment companies	$ 151,209,725	$ 140,937,234
Albany International Class A common stock	25,209,623	30,045,707
Common stock	472,563	-
Common collective trust	48,140,818	50,027,980
Total investments at fair value	225,032,729	221,010,921

Receivables
Employer contribution receivable	1,847,993	2,088,211
Participant notes receivable	4,212,594	4,469,348
Other assets	411	-
Total assets	231,093,727	227,568,480

Liabilities
Other liabilities	-	573
Total liabilities	-	573
Net assets reflecting investments at fair value	231,093,727	227,567,907

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive
investment contracts	(2,423,527)	(2,316,614)
Net assets available for benefits	$ 228,670,200	$ 225,251,293

The accompanying notes are an integral part of these financial statements.

2

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011

Additions (deductions)
Investment income
Interest and dividend income from investments	$ 6,042,848	$ 5,545,976
Net appreciation (depreciation) in fair value of investments	14,841,832	(5,444,417)
	20,884,680	101,559

Contributions
Employer	5,673,095	5,963,311
Participant	8,108,660	7,727,737
Interest income from participant notes receivable	186,253	208,825
	13,968,008	13,899,873

Deductions
Payment of benefits	(30,491,130)	(15,813,239)
Administrative expenses and other deductions	(33,038)	(33,157)
	(30,524,168)	(15,846,396)
Net increase/(decrease) prior to transfers to other qualified plans	4,328,520	(1,844,964)

Net transfers to other qualified plans (Note 1)	909,613	-
Net increase (decrease) in net assets available for benefits	3,418,907	(1,844,964)
Net assets available for benefits
Beginning of year	225,251,293	227,096,257
End of year	$228,670,200	$225,251,293

The accompanying notes are an integral part of these financial statements.

3

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.         Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, internal and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investment options including 20 registered investment companies, a common collective trust, a participant directed brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation. Effective February 1, 2011, the Company changed its policy such that matching contributions and the annual profit sharing contribution would be in the Form of cash instead of Class A common stock. Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options. During 2011, the Company’s matching contribution $3,875,100 included $313,155 (13,905 shares) of Albany International Class A common stock.

Profit-Sharing Contribution

The Plan provides for an annual profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company voluntary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing is in the form of cash and was $1,847,993 and $2,088,211 for the years ended December 31, 2012 and 2011, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all direct costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $123,358 and $138,626 during 2012 and 2011, respectively, which consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, participant loan processing fees and securities brokerage fees.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates range between 4.25% and 10.25% at December 31, 2012 and 2011). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 5 to 20 years.

Transfers Out to Other Plans

Net transfers include $909,613 of transfers out to other qualified plans primarily related to participants who left the Company due to the divesture of Albany Doors in 2012.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

5

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, a collective trust, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Accounting principles establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three general levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust, a collective trust. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits are prepared on a contract value basis. The investment in the common/collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end. The net asset value is provided by the trustee and is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the funds investments less its liabilities. There are no penalties or restrictions for withdrawing assets from the collective trust at any time.

The common stock of Albany International Corp. and exchange traded funds, which are classified as registered investment companies, are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

6

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $650,568 and $593,650 for the years ended December 31, 2012 and 2011, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation/appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent Events

The Plan has evaluated subsequent events through the time of filing the Form 11-K with the Securities and Exchange Commission.

7

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3.         Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$ 57,095,922	$ -	$ -	$ 57,095,922
Bond funds	18,174,758	-	-	18,174,758
Domestic stock funds	65,444,767	-	-	65,444,767
International stock funds	9,486,976	-	-	9,486,976
Money market funds	922,508	-	-	922,508
Commodities	46,919			46,919
Exchange traded note	37,875	-	-	37,875
Common stock	472,563	-	-	472,563
Albany International Class A	-	-	-	-
Common Stock	25,209,623	-	-	25,209,623
Stable value common/collective trust	-	48,140,818	-	48,140,818
Total investments	$176,891,911	$ 48,140,818	$ -	$225,032,729

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$ 50,349,195	$ -	$ -	$ 50,349,195
Bond funds	15,066,269	-	-	15,066,269
Brokerage Funds	1,863,467			1,863,467
Domestic stock funds	66,530,046	-	-	66,530,046
International stock funds	7,104,729	-	-	7,104,729
Money market funds	23,528	-	-	23,528
Albany International Class A	-	-	-	-
Common Stock	30,045,707	-	-	30,045,707
Stable value common/collective trust	-	50,027,980	-	50,027,980
Total investments	$170,982,941	$ 50,027,980	$ -	$221,010,921

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2012 and 2011.

8

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The following investments represent 5% or more of net assets available for benefits at December 31:

	2012	2011

PIMCO Total Return Fund	$ 14,852,142	$ 15,066,269
Vanguard Institutional Index Fund	31,415,042	30,092,060
Vanguard Mid-Cap Index Fund	10,918,113	12,302,135
Vanguard Target Retirement 2015 Fund	11,990,725	11,626,126
Vanguard Target Retirement 2025 Fund	18,354,253	17,528,161
Albany International Class A Common Stock	25,209,623	30,045,707
Eaton Vance Large Cap Value Fund	14,852,142	15,006,109
Vanguard Retirement Savings Trust	48,140,818	50,027,980

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2012	2011

Albany International Class A Common Stock	$ (801,664)	$ (204,958)
Registered investment companies	15,669,306	(5,239,459)
Common stock	(25,810)	-
	$ 14,841,832	$ (5,444,417)

4.         Related Party Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $9,363,950 and $11,275,759 and sold $13,399,298 and $18,661,154 of Albany International Class A common stock during the years ended December 31, 2012 and 2011. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.         Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the

9

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Plan, and has concluded that as of December 31, 2012 and 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations prior to 2010.

6.         Reconciliation of Financial Statements to Form 5500

Certain fully benefit-responsive contracts of the Plan, such as the common/collective Vanguard Retirement Savings Trust, are recorded on the financial statements at contract value, but are recorded on Form 5500 at fair value.

In addition, notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31, 2012 and 2011:

	2012	2011

Net assets available for benefits per the financial statements	$ 228,670,200	$ 225,251,293
Adjustment from contract value to fair value for fully benefit-response
investment contracts held by a common collective trust	2,423,527	2,316,614
Deemed distributions	(8,073)	(17,098)
Net assets available for benefits per Form 5500	$ 231,085,654	$ 227,550,809

The following is a reconciliation of the changes in net assets available for benefits from the financial statements to Form 5500 for the years ended December 31, 2012 and 2011:

	2012	2011

Net (decrease)/increase in assets per the financial statements	$ 3,418,907	$ (1,844,964)
Net appreciation in fair value of common/collective trust	106,913	799,494
Deemed distributions	9,026	4,832
Net increase in assets available for benefits per Form 5500	$ 3,534,846	$ (1,040,638)

10

Supplemental Schedule

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

(a)	(b)	(c)	(d)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	ASTON/TAMRO Small Cap	Registered investment company	$4,247,416
*	Dodge & Cox International Stock Fund	Registered investment company	9,346,036
*	Eaton Vance Large-Cap Value A	Registered investment company	14,852,142
*	PIMCO Total Return Fund	Registered investment company	18,085,268
*	Vanguard Institutional Index Fund Institutional Plus Fund	Registered investment company	31,415,042
*	Vanguard Mid-Cap Index Fund	Registered investment company	10,918,113
*	Vanguard Morgan Growth Fund	Registered investment company	3,556,710
*	Vanguard Prime Money Market Fund	Registered investment company	29,219
*	Vanguard Target Retirement 2060	Registered investment company	13,427
*	Vanguard Target Retirement 2010	Registered investment company	2,729,028
*	Vanguard Target Retirement 2015	Registered investment company	11,990,725
*	Vanguard Target Retirement 2020	Registered investment company	2,768,673
*	Vanguard Target Retirement 2025	Registered investment company	18,354,253
*	Vanguard Target Retirement 2030	Registered investment company	1,894,712
*	Vanguard Target Retirement 2035	Registered investment company	9,355,638
*	Vanguard Target Retirement 2040	Registered investment company	930,775
*	Vanguard Target Retirement 2045	Registered investment company	4,230,838
*	Vanguard Target Retirement 2050	Registered investment company	819,881
*	Vanguard Target Retirement 2055	Registered investment company	104,515
*	Vanguard Target Retirement Income Fund	Registered investment company	3,857,358
*	Fidelity Floating Rate High Income	Registered investment company	14,458
*	Fidelity Advisor Series VIII	Registered investment company	13,073
*	Loomis Sayles Global Bond Fund	Registered investment company	28,187
*	Matthews International Funds	Registered investment company	15,044
*	Metropolitan West Total Return Bond Fund	Registered investment company	28,209
*	Oppenheimer Developing Markets	Registered investment company	16,456
*	Vanguard Precious Metals and Mining Fund	Registered investment company	13,271
*	Vanguard Dividend Growth Fund	Registered investment company	10,767
*	Vanguard Total International Stock Index Fund	Registered investment company	30,106
*	Vanguard Wellesley Income Fund	Registered investment company	33,026
*	Vanguard High-Yield Corporate Fund	Registered investment company	8,579
*	Vanguard GNMA Fund	Registered investment company	65,936
*	Vanguard FTSE All-World ex-US Small-Cap Index Fund	Registered investment company	20,911
*	Vanguard Total Stock Market Index Fund	Registered investment company	218,605
*	Vanguard Brokerage Option Money Market Sweep Fund	Registered investment company	893,288
*	ALPS Alerian MLP	Registered investment company	7,975
*	Global X Uranium ETF	Registered investment company	19,367
*	Vanguard Dividend Appreciation ETF	Registered investment company	88,469
*	Vanguard Emerging Markets ETF	Registered investment company	25,785
*	Vanguard Financials ETF	Registered investment company	72
*	Vanguard Information Technology ETF	Registered investment company	18,128
*	Vanguard Mid Cap ETF	Registered investment company	2,424
*	iShares Silver Trust	Registered investment company	40,090
*	iShares Dow Jones Select Dividend Index	Registered investment company	12,421
*	PowerShares DB Commodity Index Tracking	Registered investment company	2,778
*	PowerShares CEF Income Composite	Registered investment company	10,058
*	PowerShares S&P 500 Low Volatility	Registered investment company	12,456
*	SPDR Gold Shares	Registered investment company	4,051
*	WisdomTree International SmallCap Div	Registered investment company	18,091
*	iPath Dow Jones UBS Commodity Index	Exchange traded note	37,875
*	Abtech Holdings, Inc.	Common stock	3,205
*	Active Power Inc.	Common stock	8,546

11

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Advanced Cell Technology Inc.	Common stock	$2,078
*	AER Energy Resources, Inc.	Common stock	691
*	Alcatel-Lucent, S.A.	Common stock	1,840
*	Alcoa Inc.	Common stock	35,260
*	Amyris, Inc.	Common stock	743
*	Apple Inc.	Common stock	13,304
*	Arena Pharmaceuticals, Inc.	Common stock	1,804
*	AT&T Inc.	Common stock	38,764
*	Atrinsic, Inc.	Common stock	19
*	Avalon Rare Metals Inc.	Common stock	3,002
*	Axion International Holdings, Inc.	Common stock	2,994
*	Axion Power International Inc.	Common stock	2,943
*	Baristas Coffee Company Inc.	Common stock	3,705
*	BioSante Pharmaceuticals, Inc.	Common stock	722
*	Boston Scientific Corporation	Common stock	2,046
*	BP plc	Common stock	1,473
*	Callidus Software Inc.	Common stock	3,410
*	Capstone Turbine Corp.	Common stock	1,581
*	Cell Therapeutics, Inc.	Common stock	2,817
*	ChromaDex Corporation	Common stock	2,686
*	Cisco Systems, Inc.	Common stock	50,720
*	Citigroup, Inc.	Common stock	5,948
*	Converted Organics Inc.	Common stock	6
*	DryShips, Inc.	Common stock	707
*	Energy Transfer Partners, L.P.	Common stock	11,224
*	EXIDE Tech New	Common stock	2,172
*	Facebook, Inc.	Common stock	5,324
*	Freedom Energy Holdings, Inc.	Common stock	32
*	FuelCell Energy Inc.	Common stock	220
*	GeckoSystems International Corporation	Common stock	344
*	General Electric Company	Common stock	4,198
*	Generex Biotechnology Corp.	Common stock	1,469
*	HearAtLast Holdings Inc.	Common stock	3,647
*	Heckmann Corp.	Common stock	3,554
*	Huntington Bancshares Incorporated	Common stock	143
*	Itonis Inc.	Common stock	2,830
*	Lime Energy Co.	Common stock	1,382
*	Lynas Corporation Limited	Common stock	668
*	MannKind Corp.	Common stock	4,116
*	Mistral Ventures, Inc.	Common stock	987
*	Molycorp, Inc.	Common stock	2,492
*	NASDAQ Premium Income and Growth	Common stock	9,802
*	Occidental Petroleum Corporation	Common stock	4,214
*	Onteco Corporation	Common stock	19
*	Paragon Shipping Inc.	Common stock	508
*	Plum Creek Timber Co. Inc.	Common stock	25,952
*	Potash Corp. of Saskatchewan, Inc.	Common stock	5,697
*	Potlatch Corporation	Common stock	20,059
*	Procter & Gamble Co.	Common stock	38,548
*	Quest Rare Minerals Ltd.	Common stock	820
*	Rare Element Resources Ltd.	Common stock	850

12

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b)	(c)	(d)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Rayonier Inc.	Common stock	$29,870
*	Research In Motion Limited	Common stock	427
*	Sauer Energy, Inc.	Common stock	600
*	Solo International, Inc.	Common stock	750
*	Strathmore Minerals Corp.	Common stock	1,597
*	Pharmagen, Inc.	Common stock	67
*	THQ Inc.	Common stock	2
*	TriQuint Semiconductor, Inc.	Common stock	2,145
*	Uranerz Energy Corp.	Common stock	3,286
*	Uranium Energy Corp.	Common stock	2,132
*	Verizon Communications Inc.	Common stock	46,305
*	Walter Energy, Inc.	Common stock	1,012
*	Western Copper and Gold Corporation	Common stock	1,751
*	xG Technology, Inc.	Common stock	35,970
*	ZBB Energy Corporation	Common stock	1,319
*	Zogenix, Inc.	Common stock	2,660
*	ZOOM Technologies, Inc.	Common stock	385
*	Vanguard Retire Savings Trust	Common/collective trust	48,140,818
*	Albany International Class A Common Stock	Company stock fund	25,209,623
*	Participant notes receivable	Participant loans, interest rates ranging
		from 4.25% to 10.25%, maturities
		from 1/15/2013 through 7/24/2032	4,212,594
	Total assets		$229,245,323

*	Party-in-interest

13